                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                      (Amendment No. 2 to Schedule 13D)*

                                 HBO & COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.05 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   404100109
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                David P. Bailis
                            Senior Vice President,
                                 Secretary and
                                General Counsel
                            First Data Corporation
                            2121 North 117th Avenue
                            Omaha, Nebraska  68164
                                (402) 498-2170
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 3, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                           Exhibit Index is in Page 4

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 404100109                                         PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Data Corporation      IRS No. 47-0731996
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                               [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      -0-
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 404100109                                        PAGE 3 OF 4 PAGES
-----------------------                                  ---------------------


      This Amendment No. 2 amends and supplements the Schedule 13D (the "Schedule 13D") filed by First Data Corporation, a Delaware corporation ("First Data"), with the Securities and Exchange Commission on June 22, 1995 relating to the shares of common stock, $.05 par value per share (the "Company Common Stock"), of HBO & Company, a Delaware corporation (the "Company"). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Schedule 13D.

      Only those items reported herein are amended.

Item 5.   Interest in Securities of the Issuer.

      The following paragraph is hereby inserted following paragraph (a) of Item 5 to the Schedule 13D:

      On October 3, 1995, First Data sold 4,000,000 shares of Company Common Stock at a price of $60 per share, less an underwriting discount of $2.25 per share, pursuant to an Underwriting Agreement dated September 27, 1995 (the "Underwriting Agreement") among the Company, First Data and Smith Barney Inc., Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Schroder Wertheim & Co. Incorporated, as representatives of the several underwriters named in the Underwriting Agreement. As a result of such sale, as of October 3, 1995, First Data no longer beneficially owns any shares of Company Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The following sentence is hereby added to Item 6:

      On September 27, 1995, First Data entered into the Underwriting Agreement, a copy of which is included herewith as Exhibit 1 and incorporated herein by this reference.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.  404100109                                       PAGE 4 OF 4 PAGES
-----------------------                                  ---------------------


Item 7.   Material to be Filed as Exhibits.


Exhibit Number 1     Form of Underwriting Agreement among First Data
                     Corporation, HBO & Company and Smith Barney Inc., Alex.
                     Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette
                     Securities Corporation and Schroder Wertheim & Co.
                     Incorporated, incorporated by reference from the Registration Statement on Form S-3 (No. 33-61919) of HBO &
                     Company filed with the Securities and Exchange Commission on August 18, 1995.



                                   SIGNATURE
                                   ---------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.


Date:  October 3, 1995


                                       FIRST DATA CORPORATION


                                       By:     /s/ John S. Zieser
                                           --------------------------
                                           Name:  John S. Zieser
                                           Title: Assistant Secretary